FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

September 9, 2014

Commission File Number: 001-32689

SUNTECH POWER HOLDINGS CO., LTD.

(Translation of registrant’s name into English)

Suntech Power Holdings Co., Ltd. (in provisional liquidation)

5th Floor Strathvale House

P.O. Box 258

Grand Cayman KYQ 11104

Cayman Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- N/A

SUNTECH POWER HOLDINGS CO., LTD.
Form 6-K

Other Events.

Signature

Other Events.

Suntech Power Holdings Co., Ltd. (the “Company” or “Suntech Power”) was informed  by its subsidiary, Power Solar System Co., Ltd., organized in the British Virgin Islands (“PSS”) that on September 4, 2014, the High Court of the  Republic of Singapore (“Singapore Court”) granted an Injunction Prohibiting Disposal Of Assets Worldwide (the “Injunction”) against Suntech Power Investment Pte. Ltd., organized in the Republic of Singapore (“Suntech Singapore”), as part of ongoing litigation brought by PSS against Suntech Singapore, in the Republic of Singapore (“Singapore”).

On September 4, 2014, PSS filed an ex parte application with the Singapore Court for an injunction prohibiting the disposal of assets worldwide by Suntech Singapore.

The Singapore Court granted the Injunction on September 4, 2014 stating (subject to certain exceptions noted therein), that Suntech Singapore must not: (i). remove from Singapore any of its assets which are in Singapore whether in its own name or not and whether solely or jointly owned up to the value of One Hundred Ninety Seven Million Five Hundred And One Thousand Seven Hundred Eighty Five United States Dollars ($197,501,785); or (ii). in any way dispose of or deal with or diminish the value of any of its assets whether they are in or outside of Singapore whether in its own name or not and whether solely or jointly owned up to the same value.  The Injunction is to remain in force until the trial or further order.

Forming a part of its ex parte injunction application to the Singapore Court, PSS submitted affidavits (and the exhibits referred to therein) identifying certain assets purportedly transferred by Suntech Singapore in March, 2014, which allegedly included its shares in its wholly-owned subsidiary Yangzhou Suntech Power Co., Ltd, and indirect subsidiaries Yangzhou Rietech Renewal Energy Company, Zhenjiang Rietech New Energy Science & Technology Co., Ltd, and Zhenjiang Ren De New Energy Science Technology Co., Ltd, (each of the foregoing organized in the People’s Republic of China (“PRC”)) to Changzhou Huihuang Investment Management Co., Ltd., organized in Jiangsu Province, PRC.

The Injunction was granted on an ex parte basis, and Suntech Singapore may apply to the Singapore Court at any time to vary or discharge the Injunction.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNTECH POWER HOLDINGS CO., LTD.

	By:	/s/ David Walker
	Name:	David Walker
	Title:	Joint Provisional Liquidator

Date: September 9, 2014